Mail Stop 4561

February 6, 2007

Mr. Jaime Rivera
Chief Executive Officer
Latin American Export Bank
Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

      Re: Latin American Export Bank
              Form 20-F for the Fiscal Year Ended December 31, 2005
              File No. 001-11414

Dear Mr. Rivera:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Sincerely,

              Kevin W. Vaughn
              Accounting Branch Chief